[Plains Exploration & Production Company Letterhead]

January 18, 2006

VIA EDGAR AND MESSENGER

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jill S. Davis

Re:	Plains Exploration & Production Company

Form 10-K for the period ended December 31, 2004

March 15, 2005

File No. 1-31470

Ladies and Gentlemen:

On behalf of Plains Exploration & Production Company (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing set forth in the letter dated December 27, 2005. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Critical Accounting Policies and Factors that May Affect Future Results, page 50

1.	We note your disclosure that indicates for purposes of performing an impairment test in accordance with SFAS 142, the Company is the reporting unit. Please explain to us how you reached this conclusion. Please provide us with an organizational chart showing all personnel involved in managing your organization at the executive and senior management levels, clearly indicating the name of the employee and the job function and identify your chief operating decision maker (CODM). Additionally, submit all reports, financial summaries, schedules, and information memoranda reviewed by your CODM and Board of Directors during the year-ended 2004, that reconcile to your reported financial statements.

Response:

The Company performs its annual goodwill impairment test in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Under SFAS 142, the unit of accounting for goodwill is at a level of reporting referred to as a “reporting unit”. SFAS 142 defines a reporting unit as either (1) an operating segment – as defined in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise” (SFAS 131) or (2) one level below an operating segment – referred to as a component.

United States Securities and Exchange Commission

Determination of Operating Segment

Under SFAS 131 an operating segment is defined as a component of an enterprise:

1.	That engages in business activities from which it may earn revenues and incur expenses;
2.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
3.	For which discrete financial information is available.

All of the Company’s operations involve the exploration, development and production of oil and gas and are located in the United States. The Company’s chief operating decision maker (CODM) is the President and Chief Executive Officer. He is responsible for allocating resources and assessing the performance of the Company’s oil and gas operations as a whole. The principal performance measures that the CODM uses for monitoring the results of the Company are operating income, net income, production volumes, unit economics (revenues and, expenses per barrel, Mcf or barrel of oil equivalent), finding and development costs per barrel of oil equivalent, reserve replacement ratios and adjusted EBITDA (adjusted earnings before income taxes and depreciation, depletion and amortization expense), all of which are determined on a Company-wide basis. Operating income and net income include depreciation, depletion and amortization expense (DD&A) of the Company. As the Company is a full-cost oil and gas company which follows Regulation S-X 4-10, the DD&A related to its oil and gas operations is recorded on a U.S. full-cost pool basis (i.e. one rate on the entire oil and gas properties of the Company).

On a monthly basis, financial and operating information for the Company (a sample of which will be provided supplementally) is reviewed by the Company’s Executive Committee which consists of the President and Chief Executive Officer, the Executive Vice President – Exploration & Production (EVP E&P), the Executive Vice President and Chief Financial Officer and the Executive Vice President and General Counsel (an organizational chart will be provided supplementally). The Company tracks operational data by area; however, financial performance is measured as a single enterprise and not on an area-by-area basis. Capital resources are allocated on a project-by-project basis across the entire asset base to maximize profitability without regard to individual geographic areas. Although certain data is provided to the Executive Committee below the Company level it is for informational purposes only and is neither organized in such a manner, nor intended to be a basis for decision making as the data does not include the performance measures used by the CODM.

A sample of the financial information for the Company for the year ended December 31, 2004 that was reviewed by the Board of Directors at its meeting on February 23, 2005 will be provided to the Staff supplementally.

Based on how the Company is organized and managed by the CODM as well as the nature of the operations, the Company concluded that it has a single operating segment consisting of its oil and gas operations in the United States.

Determination of Reporting Unit

Paragraph 30 of SFAS 142 includes the following guidance for determining reporting units:

A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component:

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•	constitutes a business for which discrete financial information is available and
•	segment management regularly reviews the operating results of that component.

The Company’s operations involve only the exploration, development and production of oil and gas in the United States. All functions directly related to such operations report to the Company’s EVP E&P as of December 31, 2004.

The following individuals report to the EVP E&P and are responsible for specific Company-wide functions:

•	Vice President – Corporate Engineering

Primary responsibilities include reservoir engineering for corporate reporting and technical and economic evaluation of drilling projects and acquisitions and divestitures.

•	Vice President – Planning, Marketing and Property Administration

Primary responsibilities include (i) marketing of crude oil and natural gas production; (ii) property administration – maintenance of the Company’s records required to maintain ownership of oil and gas leases for the Company’s oil and gas properties, allow it to pay royalties due under such leases and properly allocate costs among joint interest owners; (iii) purchasing; and (iv) operational planning.

•	Vice President – Environmental, Health, Safety and Government Affairs

Primary responsibilities include formulating and recommending major policies and long-range programs related to corporate health, environmental affairs, and safety and loss prevention. Directs and coordinates functions and administrative procedures designed to implement such policies and programs throughout all areas of Company operations.

•	Senior Vice President – Acquisitions and Divestments

Primary responsibilities include identifying and analyzing possible mergers, property acquisitions, and divestitures, and making recommendations as to their impact on the organization’s profitability.

The following individuals are responsible for limited functions in specific areas (referred to herein as “business units”):

•	Vice President – Western Business Unit Onshore
•	Vice President – Western Business Unit Offshore
•	Vice President – Business Development – Western Business Unit LA Basin
•	Vice President – Eastern Business Unit
•	Vice President – Central Business Unit

The above individuals are responsible for limited functions related to the Company’s oil and gas activities for specific asset areas. These positions were assigned to have on site management of primarily drilling and production activities. These positions are not responsible for the Company-wide functions assigned to the Vice Presidents – Corporate Engineering, Planning, Marketing and Property Administration and Environmental, Health, Safety and Government Affairs or the Senior Vice

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President – Acquisitions and Divestments. In addition, they are not responsible for the Accounting, Treasury and Legal functions that are managed on a Company-wide basis and report to the Executive Vice President and Chief Financial Officer and the Executive Vice President and General Counsel. As such, the business units do not include the management, engineering, technical, marketing and financial functions and personnel necessary to conduct normal operations on a stand-alone basis.

All of the business unit Vice Presidents listed above report directly to and maintain regular contact with the EVP E&P to discuss drilling and production activities, forecasts and plans for their area of responsibility. The EVP E&P receives and regularly reviews operating results with respect to the Company’s exploration, development and production operations.

The EVP E&P reports to the President and Chief Executive Officer who is the CODM. The EVP E&P meets regularly with the CODM to report on the E&P operations. However, performance monitoring and capital and personnel resource allocations made by the CODM are based on the Company’s assets as a whole. Additionally, capital resources are allocated across the Company on a portfolio basis where all projects are valued and only the ones with the highest returns are selected without regard to the business unit location.

As previously stated, the individual business unit Vice Presidents are not fully responsible for all activities within their business unit. Several critical business processes are performed under the responsibility of Vice Presidents that serve the Company as a whole. For instance the Company’s Vice President – Planning, Marketing and Property Administration is responsible for marketing all of the Company’s oil and gas production. While this function is performed on a Company-wide basis, it has a direct impact on the revenue results of all business units. Additionally, the Senior Vice President – Acquisitions and Divestments, in coordination with the Vice President – Corporate Engineering, is responsible for identifying and analyzing acquisitions and divestitures for the entire Company portfolio of assets. Such evaluations and decisions are made on the economics of each project without regard to the business unit in which it is or would be included. These are both examples in which the Company performs key functions at the Company level which is the manner in which the Company evaluates and monitors its operations and results.

The Company has considered the following key factors in determining its reporting units:

•	The Company operates and manages all its oil and gas activities as one business;
•	All the Company does is explore, develop and produce oil and gas in the United States;
•	The processes that the Company uses to explore, develop and produce oil and gas are similar across the Company as a whole rather than distinct to the business unit;
•	The methods used by the Company to market and distribute oil and gas are similar across the Company as a whole rather than distinct to the business unit;
•	Customers are similar across the Company as a whole rather than distinct to the business unit;
•	The Company’s evaluation process for acquisitions and divestitures is performed for the Company as a whole and the business unit location isn’t a factor in the evaluation process;
•	The Company shares many key essential resources for the critical business processes (as listed above) across the Company as a whole.

Based on how the Company is organized and managed by the CODM as well as the nature of the operations including the key factors listed above, the Company concluded that it has one reporting unit which is the same as its operating segment.

United States Securities and Exchange Commission

Financial Statements

Note 1. Organization and Significant Accounting Policies

Recent Accounting Pronouncements. page F-14

2.	We note your disclosure regarding your accounting for goodwill impairment in early 2004. Note that our letter of February 11, 2005 concerning the disposition of oil and gas properties under 4-10(c) of Regulation S-X was a discussion of existing GAAP rather than the establishment of new guidance. As such it appears from your disclosures that you should modify your financial statements to reflect your first quarter 2004 goodwill adjustment in accordance with SFAS 142.

Response:

At the time of the sale of the Illinois properties there was no definitive guidance on the manner in which full cost companies should treat goodwill that had been allocated to an oil and gas property that had been sold. At such time the Company adopted the following policy:

The goodwill associated with the business to be sold should be included in the carrying amount of the business in determining the gain or loss on disposal and such gain or loss should receive the same treatment as the property being sold. If no gain or loss is to be recognized, the gain or loss, after adjustment of the goodwill associated with the business being sold should be credited/charged to oil and gas properties. If a gain or loss is to be recognized, the goodwill should be treated as a component of the property basis used to determine the gain or loss.

Because the sale of the Illinois properties did not significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center, no gain or loss was recognized. Based on the Staff’s conclusions in their letter of February 11, 2005 that only the fair value allocated to oil and gas properties in a business acquisition should be included in the costs accounted for under Rule 4-10(c) of Regulation S-X, the Company would have reduced oil and gas properties by an additional $2.4 million and there would have been no effect on goodwill.

As reflected in the following table, given the immaterially of the effect on its financial statements, the Company proposes to modify its financial statements to reflect a $2.4 million reduction in oil and gas properties and a $2.4 million increase in goodwill beginning with its December 31, 2005 Form 10-K.

United States Securities and Exchange Commission

	As Reported	As Adjusted	Increase (Decrease)	Percentage Increase (Decrease)
	(dollar amounts in thousands)
Balance Sheet
Net Property and Equipment
June 30, 2004	$2,321,681	$2,319,294	$(2,387)	-0.103%
September 30, 2004	2,338,104	2,335,787	(2,317)	-0.099%
December 31, 2004	2,171,089	2,168,772	(2,317)	-0.107%
Goodwill
June 30, 2004	$215,164	$217,597	$2,433	1.131%
September 30, 2004	221,499	223,932	2,433	1.098%
December 31, 2004	170,467	172,900	2,433	1.427%
Total Assets
June 30, 2004	$2,853,907	$2,853,953	$46	0.002%
September 30, 2004	2,861,780	2,861,896	116	0.004%
December 31, 2004	2,633,245	2,633,361	116	0.004%
Income Statement
Depreciation, Depletion and Amortization
Three Months Ended
June 30, 2004	$29,991	$29,945	$(46)	-0.153%
September 30, 2004	42,820	42,750	(70)	-0.163%
December 31, 2004	50,771	50,771	—	0.000%
Year Ended
December 31, 2004	139,422	139,306	(116)	-0.083%
Net Income (Loss)
Three Months Ended
June 30, 2004	$18,893	$18,922	$29	0.153%
September 30, 2004	(47,978)	$(47,935)	43	-0.090%
December 31, 2004	27,527	$27,527	—	0.000%
Year Ended
December 31, 2004	8,840	$8,912	72	0.814%

The adjustment would have no effect on working capital or basic and diluted earnings (loss) per share.

The Company has reviewed this transaction to determine if the disposition of the Illinois properties constituted a trigger that would have required goodwill be evaluated for impairment under SFAS 142 and determined that the sale of the properties did not represent a significant portion of our reporting unit and, accordingly, an evaluation for impairment under SFAS 142 was not required.

United States Securities and Exchange Commission

Estimated Quantities of Oil and Gas Reserves (Unaudited) page F-36

3.	Indicate, if true, true that your reserve quantity estimates have been determined using the year end price. If not, please indicate how you determine the price to use.

Response:

On pages F-35 and F-36 the Company states:

Supplemental reserve information (unaudited)

The following information summarizes our net proved reserves of oil (including condensate and natural gas liquids) and gas and the present values thereof for the three years ended December 31, 2004. The following reserve information is based upon reports of the independent petroleum consulting firms of Netherland, Sewell & Associates, Inc. in 2004 and Netherland, Sewell & Associates, Inc. and Ryder Scott Company in 2003 and 2002. The estimates are in accordance with SEC regulations.

On page F-37 the Company states:

2.	In accordance with SEC guidelines, the engineers’ estimates of future net revenues from our proved properties and the present value thereof are made using oil and gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties, except where such guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations. We have entered into various arrangements to fix or limit the prices for a portion of our oil and gas production. Arrangements in effect at December 31, 2004 are discussed in Note 3. Such arrangements are not reflected in the reserve reports. The overall average year-end prices used in the reserve reports as of December 31, 2004, 2003 and 2002 were $30.91, $28.22 and $26.91 per barrel of oil, respectively, and $5.40, $5.53 and $4.63 per Mcf of gas, respectively.

The Company believes that the statement on pages F-35 and F-36 indicate that the reserve estimates are as of December 31 of the years presented and that the statement on page F-37 indicates that the sales prices used are those in effect as of the dates of the estimates (December 31).

However, to further clarify that the prices used are those in effect at year end, the Company proposes to include in its December 31, 2005 Form 10-K a disclosure similar to the following:

2.	In accordance with SEC guidelines, the engineers’ estimates of future net revenues from our proved properties and the present value thereof are made using oil and gas sales prices in effect at December 31 of the year presented and are held constant throughout the life of the properties, except where such guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations. We have entered into various arrangements to fix or limit the prices for a portion of our oil and gas production. Arrangements in effect at December 31, 2005 are discussed in Note . Such arrangements are not reflected in the reserve reports. The overall average year-end prices used in the reserve reports as of December 31, 2005, 2004 and 2003 were $ , $30.91 and $28.22 per barrel of oil, respectively, and $ , $5.40 and $5.53 per Mcf of gas, respectively.

United States Securities and Exchange Commission

Standardized Measure of Future Net Cash Flows (Unaudited), page F-37

4.	Please revise this footnote as there is no provision for the line item “Pre-Tax Present Value of Proved Reserves” in paragraph 30 and Illustration 5 of SFAS 69.

Response:

As supplemental information to the table on page F-37 (which conforms to Illustration 5 of SFAS 69) the Company provides a discussion of how the Standardized Measure is developed. In item 4 of this discussion the Company discloses the pre-tax present value of proved reserves for each year included in the table. The Company agrees that there is no provision for the disclosure of this amount in paragraph 30 or Illustration 5 of SFAS 69. The Company proposes to delete such footnote disclosure beginning with its December 31, 2005 Form 10-K.

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call Cindy Feeback, Vice President, Controller and Chief Accounting Officer, at (713) 579-6018 or the undersigned at (713) 579-6109.

Very truly yours,

/s/ John F. Wombwell

John F. Wombwell

Executive Vice President & General Counsel

cc:	Kevin Stertzel

United States Securities and Exchange Commission

Julien Smythe

Akin Gump Strauss Hauer & Feld LLP